Exhibit 99.1

Nanox Announces Fourth Quarter of 2025 Financial Results and provides Business Updates

Advanced commercialization in the US, signing multiple new customer and distribution agreements for Nanox.ARC and accelerated activities around Nanox.AI

Management to host conference call and webcast Monday, April 20, 2026 at 8:30 AM ET

Appointed new CFO effective August 1, 2026

PETACH TIKVA, Israel — April 20, 2026 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the fourth quarter ended December 31, 2025, and provided a business update.

Recent Highlights:

●	Generated $3.7 million in revenue in the fourth quarter of 2025, compared to $3.0 million in the fourth quarter of 2024.

●	Completed the acquisition of 100% of the stock of Vaso Healthcare IT Corp. (now Nanox Health IT Inc., “Nanox Health IT”), a provider of healthcare information technologies solutions, for cash and future operational based earnouts.

●	Entered into a distribution agreement with Howard Technology Solutions (“Howard”), a division of Howard Industries to deploy 300 Nanox.ARC systems across the U.S. over three years.

●	Initiated a restructuring of semiconductor manufacturing operations at Nanox’ South Korean facility to reduce operating expenses and enhance manufacturing efficiencies, while also taking steps to secure the Company’s supply chain.

●	Continued to advance the deployment of the Nanox.ARC systems through direct sales and commercial collaborations, with approximately 36 systems in various stages of deployment, additional 17 systems expected to be installed over the following months as part of the Nanox Imaging Network initiative, and executed distribution agreements (including Howard) for approximately 360 Capex systems in the U.S. over the next two to three years, with timing dependent on regulatory, operational, and market factors.

●	Advanced clinical and regulatory work which supports commercial efforts, including adding Cedars Sinai in Los Angeles as a clinical trial partner evaluating the Nanox.AI aortic valve calcification solution.

●	On April 14, 2026, the Company appointed Guy Nathanzon as Chief Financial Officer, effective August 1, 2026. Mr. Nathanzon brings extensive financial leadership experience in U.S. publicly traded companies, including senior executive roles as Chief Financial Officer and Chief Operating Officer. His experience includes capital markets, mergers and acquisitions, capital raises and global financial operations. Mr. Nathanzon also has experience in the medical technology sector, having previously served as Chief Financial Officer of Scopio Labs and most recently as Chief Financial Officer of Valens Semiconductor, a company listed on the New York Stock Exchange.

The Company’s Chief Financial Officer, Ran Daniel, decided to step down from his position, effective July 31, 2026, after five years with the Company. Mr. Daniel will remain with the Company for a transition period to ensure an orderly handover of responsibilities. Mr. Nathanzon is expected to join the Company on July 14, 2026, to facilitate the transition. The Company expects to maintain continuity in its financial operations and reporting throughout the transition period. Mr. Daniel’s departure to pursue new endeavors is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

●	The Company is closely monitoring the evolving geopolitical situation in the Middle East. As of the date of this report, the Company has not experienced any material disruption to its operations as a result of the current geopolitical developments, and its business continues to operate as planned across its global operations. However, the situation remains dynamic, and the Company will continue to monitor developments closely. There can be no assurance that the ongoing geopolitical developments will not have an impact on the Company’s operations, financial condition, or results of operations in the future.

“The fourth quarter of 2025 was marked by strong momentum across all Nanox business segments, particularly good commercial progress in the U.S. market,” said Erez Meltzer, Nanox Chief Executive Officer and acting Chairman of the Board of Directors.

“Our top priority remains accelerating the deployment of our flagship Nanox.ARC system through a combination of our direct sales team and a growing lineup of distribution collaborations with established medical imaging providers. We are focused on Capex collaborations with distribution partners and recently executed agreements for distribution of approximately 360 Nanox.ARC systems in the coming two to three years, which represents a shift in how we are scaling our business.

In parallel, we have nearly completed the integration of Nanox Health IT and have secured manufacturing capabilities to meet anticipated demand. We have also initiated a restructuring of our Korean facility to strengthen our financial footing.

We believe the foundation we have in place positions Nanox to achieve the commercial goals we have set for this year and beyond.”

Financial results for three months ended December 31, 2025

For the three months ended December 31, 2025 (the “reported period”), the Company reported a net loss of $33.4 million, compared to a net loss of $14.1 million for the three months ended December 31, 2024 (which is referred as the “comparable period”), representing an increase of $19.3 million. The increase was largely due to an impairment of long-lived assets in the amount of $17.5 million which was recorded during the reported period in relation to the Company’s restructuring of operations at Nanox’ Korean facility that is intended to better align the Company’s manufacturing cost structure and support gross margin improvement to the Company’s target financial model. The increase was also due to an increase of $0.7 million in the gross loss, increase of $1.1 million in the sales and marketing expenses and increase of $1.4 million in other expenses mitigated by increase of $1.6 million in income tax benefit.

The Company reported revenue of $3.7 million in the reported period, compared to $3.0 million in the comparable period. During the reported period, the Company generated revenue through teleradiology services, the sales of its imaging products and services, and its AI and Software solutions. The increase was largely due to an increase of $0.5 in AI and Software services (mainly due to the acquisition of Nanox Health IT on November 19, 2025), which added revenue of $0.4 million since the completion of its acquisition) and increase of $0.3 in the revenue from our Teleradiology services.

The Company’s gross loss during the reported period totaled $3.6 million (gross loss margin of 97%) on a GAAP basis, as compared to $2.9 million (gross loss margin of 96%) in the comparable period. Non-GAAP gross loss for the reported period was $1.2 million (gross loss margin of approximately 32%), as compared to Non-GAAP gross loss of $0.3 million (gross loss margin of approximately 9%) in the comparable period.

The Company’s revenue from teleradiology services for the reported period was $3.1 million, compared to revenue of $2.8 million in the comparable period. The Company’s GAAP gross profit from teleradiology services for the reported period was $0.9 million (gross profit margin of approximately 27%), compared to $0.6 million (gross profit margin of approximately 21%) in the comparable period. Non-GAAP gross profit of the Company’s teleradiology services for the reported period was $1.5 million (gross profit margin of approximately 48%) compared to gross profit of $1.1 million (gross profit margin of approximately 41%) in the comparable period. The increase in the Company’s revenue and gross profit margins from teleradiology services was mainly attributable to customer retention, increased rates and increased volume of the Company’s reading services during the weekdays shifts.

During the reported period, the Company generated revenue through the sales and deployment of its imaging systems which amounted to $49 thousand for the reported period, with a gross loss of $2.6 million on a GAAP and a non-GAAP basis compared to revenue of $136 thousand with a gross loss of $1.5 million on a GAAP and Non-GAAP basis in the comparable period. The revenue stems from the deployment of our Nanox.ARC systems and the sale of our OEM services in the U.S.

The Company’s revenue from its AI and Software solutions for the reported period was $0.5 million with a gross loss of $1.9 million on a GAAP basis, compared to revenue of $83 thousand with a gross loss of $2.0 million in the comparable period. Non-GAAP gross loss of the Company’s AI and Software solutions for the reported period was $0.1 million, compared to a profit of $6 thousand in the comparable period. Included in the reported period, revenue of $0.4 million was generated by Nanox Health IT Inc. since the completion of its acquisition.

Research and development expenses, net, for the reported period were $4.8 million, compared to $5.4 million in the comparable period, reflecting a decrease of $0.6 million. The decrease was mainly due to a decrease of $0.2 million in share-based compensation, $0.6 million in grants accruals, net and $0.4 million in expenses related to our research and development activities. The decrease was mitigated by an increase of $0.5 million in salaries and wages.

Sales and marketing expenses for the reported period were $2.0 million compared to $0.9 million in the comparable period, reflecting an increase of $1.1 million. The increase was mainly due to an increase of $0.7 million in salaries and wages and $0.4 million mainly due to expenses that are related to the RSNA conference which took place during the reported period.

General and administrative expenses for the reported period were $6.0 million, compared to $5.8 million in the comparable period. The increase of $0.2 million was mainly due to an increase of $0.5 million in our professional and legal expenses mainly due to the acquisition of Nanox Health IT Inc., which was offset by a decrease of $0.2 million in share-based compensation.

Other expenses, net for the reported period, were $1.4 million, compared to $9 thousand in the comparable period. The increase of $1.4 million was mainly due to the settlement with a shareholder.

Recently the Company adopted a restructuring plan intended to better align its manufacturing cost structure with its long-term financial model, support its path toward improved gross margins, and align its manufacturing capabilities with current and anticipated business needs and the Company’s strategic priorities.

As part of this plan and the Company’s broader cost reduction efforts, the Company is restructuring its manufacturing footprint to improve gross margins, reduce capital expenditures, and enhance operational efficiency. This includes transitioning away from certain manufacturing activities at its facility in South Korea, staring in the fourth quarter of 2025, and moving from a company-owned manufacturing model to a more fully outsourced approach.

In connection with this transition, the Company expects to utilize its existing emitter inventory as it shifts to a more efficient outsourced production model that is better aligned with current and anticipated demand.

As part of the restructuring, the Company will close its chip manufacturing line in South Korea, downsize its fabrication facilities, and transfer certain production activities to third-party international manufacturing partners, including the Swiss Center for Electronics and Microtechnology (CSEM). Following these changes, the Company intends to focus its operations in South Korea on research and development (R&D) and tube production activities that support the Nanox.ARC platform. The restructuring is expected to be substantially completed during fiscal year 2026.

In connection with the restructuring, the Company expects to incur total restructuring and related charges of approximately $18.0 million, consisting primarily of costs related to the impairment of machinery and equipment associated with the Company’s chip manufacturing line.

Accordingly, the Company recorded a non-cash impairment charge of approximately $17.5 million during the reported period, related to the write-down of long-lived assets associated with the Korean fabrication facility’s chip manufacturing line and the remainder restructuring charges of approximately $0.5 million is expected to be in cash.

The Company continues to evaluate the overall composition of the restructuring-related charges, including potential additional cash components. The remaining restructuring-related costs, if any, are expected to be incurred over the course of the implementation of the restructuring plan.

The estimates of the total charges and the timing thereof are subject to a number of assumptions and uncertainties, and actual results may differ materially.

Non-GAAP net loss attributable to ordinary shares for the reported period was $11.2 million, compared to $10.0 million in the comparable period. The increase of $1.2 million was mainly due to an increase of $0.9 million in Non-GAAP gross loss, $1.2 million in Non-GAAP sales and marketing expenses and $0.5 million in Non-GAAP general and administrative expenses. The increase was mitigated by an increase of $1.6 million in income tax benefit.

Non-GAAP gross loss for the reported period was $1.2 million, compared to a non-GAAP gross loss of $0.3 million in the comparable period. Non-GAAP research and development expenses, net for the reported period, were $4.7 million, compared to $5.0 million in the comparable period. Non-GAAP sales and marketing expenses for the reported period were $1.8 million, compared to $0.6 million in the comparable period. Non-GAAP general and administrative expenses for the reported period were $5.5 million, compared to $5.0 million in the comparable period.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, change in contingent earnout liability, expenses related to an offering and legal fees, expenses in connection with the settlement with a shareholder and an Impairment of long-lived assets. A reconciliation between GAAP and non-GAAP financial measures for the three- and twelve-month periods ended December 31, 2025, and 2024 are provided in the financial results that are part of this press release.

Update on Systems Deployment

The Company has continued to make progress in advancing its deployment activities; however, the pace of deployment remains subject to a number of factors, some of which are outside the Company’s control, including import licensing requirements, construction timelines, and regulatory processes in certain markets. These factors have and may in the future continue to impact the timing of system installations and activation.

The Company expects that, over time, certain of these processes may become more streamlined as additional sites advance through the deployment pipeline; however, there can be no assurance as to the timing or extent of such improvements.

To date, the Company has approximately 36 systems in various stages of deployment, including clinical, demonstrations, commercial installations, and systems pending construction and/or regulatory approvals. Most of the deployed systems have not yet begun to generate revenues. Furthermore, approximately 17 systems are expected to be installed over the following months under the Nanox Imaging Network (“NIN”), a limited Proof-of-Concept (“POC”) initiative, in collaboration with Monarch Medical Management and Billing LLC (“Monarch”). NIN is intended to evaluate a network-based imaging services operating model in the United States, focused on providing imaging services through selected sites serving workers’ compensation and other specialized healthcare segments.

In addition, as part of the commercial shift in focus, the Company has recently entered into distribution agreements for approximately 360 Capex systems in the United States over the next two to three years.

Such anticipated volumes, if executed as expected, reflect the Company’s current commercial arrangements and the expected activities of its distribution partners; however, the timing and extent of actual purchases are subject to a number of factors, including market adoption, customer demand, site readiness, construction timelines, regulatory approvals, and the performance of such partners.

While these agreements represent expected commercial activity over time, many have not yet resulted in revenue, and the timing and extent of revenue recognition will depend on the progression of deployments, system activations, and other factors, including the performance of the Company’s distribution partners.

The introduction of new medical technologies typically involves complex and multi-stage processes, including integration into clinical workflows, compliance with regulatory frameworks, and development of supporting operational infrastructure. These factors may extend deployment timelines, particularly in early stages, and may impact the timing of revenue generation.

2026 Full-Year Guidance

The guidance that follows supersedes all prior financial guidance or outlook statements made by the Company, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain known and unknown uncertainties and risk factors, many of which are beyond the Company’s control. Please see “Forward-Looking Statements” below for more information.

The Company continues to target $35 million in revenue for full-year 2026, based on the anticipated execution of its current operational plans and assumptions.

However, the Company’s current revenue base remains at an early stage, and the timing and pace of revenue growth are expected to depend primarily on the timing of system activations, the transition of installed systems into revenue-generating operations, and the impact of deployments carried out by the Company’s business partners.

As additional systems become operational and utilization increases, the Company expects revenue to grow over time. However, the timing and magnitude of such growth may vary and are subject to a number of factors, including deployment progress, regulatory approvals, and other factors beyond the Company’s control.

Liquidity and Capital Resources

As of December 31, 2025, the Company had total cash, cash equivalents, short-term and long-term deposits, restricted deposits and marketable securities of $60.0 million, compared to $83.5 million as of December 31, 2024. During the year ended December 31, 2025 the Company experienced negative cash flow from operations of $40.8 million and a positive cash flow from financing of $21.4 million.

We expect that we will need to obtain additional financing to implement our business plan such as the financing we consummated with a single institutional investor in November of 2025 and the utilization of our Controlled Equity OfferingSM Sales Agreement. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects.

Other Assets

As of December 31, 2025, the Company had property and equipment of $29.7 million, compared to $45.4 million as of December 31, 2024. The decrease was mainly attributable to an Impairment of approximately $17.5 million that was recorded in the reported period, as a result of the above-mentioned impairment related to the machinery and equipment of the Korean Fab chip line.

As of December 31, 2025, the Company had intangible assets of $59.9 million compared to $70.0 million as of December 31, 2024. The decrease was mainly attributable to the periodic amortization of intangible assets in the amount of $10.5 million.

Shareholders’ Equity

As of December 31, 2025, the Company had approximately 69.6 million shares outstanding. As of December 31, 2024, the Company had approximately 63.8 million shares outstanding. During the fourth quarter of 2025, the Company sold approximately 4.2 million ordinary shares, which generated net proceeds of approximately $15.5 million, net of issuance expenses.

Conference Call and Webcast Details

Monday, April 20, 2026 @ 8:30 a.m. ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by delivering an integrated, end-to-end medical imaging and healthcare services platform.

Nanox combines affordable imaging hardware, advanced AI-based solutions, cloud-based software, access to remote radiology, health IT solutions, and a marketplace to enable earlier detection, improved clinical efficiency, and broader access to care.

Nanox’s vision is to expand the reach of medical imaging both within and beyond traditional hospital settings by providing a seamless solution from scan to interpretation and beyond. By leveraging proprietary digital X-ray technology, AI-driven analytics, and a clinically driven approach, Nanox aims to enhance the efficiency of routine imaging workflows, support early detection of disease, and improve patient outcomes.

The Nanox ecosystem includes Nanox.ARC, a cost-effective, 3D multi-source digital tomosynthesis imaging system designed for ease of use and scalability; Nanox.AI, a suite of AI-based algorithms that augment the interpretation of routine CT imaging to identify early signs often associated with chronic disease; Nanox.CLOUD, a cloud-based platform for secure data management, storage, and advanced imaging analytics; Nanox.MARKETPLACE and USARAD Holdings, which provides access to remote radiology and cardiology experts and comprehensive teleradiology services; and Nanox Health IT combines deep healthcare IT expertise with leading technology partners to deliver RIS, PACS, AI, dictation, and secure infrastructure solutions that streamline workflows and support safer, more efficient care delivery.

By integrating imaging technology, AI, cloud infrastructure, clinical expertise, a marketplace, and health information technology, Nanox seeks to lower barriers to adoption, improve utilization, and advance preventive care worldwide. For more information, please visit https://www.nanox.vision.

Forward-Looking Statements

This press release may contain forward-looking statements and forward-looking information (collectively, the “forward-looking statements”), that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to: the Company’s full-year revenue target and the assumptions underlying such guidance; guidance with respect to the number of units that the Company expects to have deployed by the end of the 2025 year the Company’s financial outlook, including expected revenue for the fiscal year; the Company’s expectation that its revenue base will grow as additional systems become operational and utilization increases, and the timing and pace of such growth; the expected timing and progression of system activations, installations, and the transition of installed systems into revenue-generating operations; the ability to successfully integrate Nanox Health IT following the acquisition as well as to improve deployment speed, pace and implementation quality; the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC; the Company’s clinical and regulatory initiatives; the ability of the Company to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies; the Company’s restructuring plan, including the expected closure of the chip manufacturing line in South Korea, the transition from company-owned manufacturing to a more fully outsourced model, the transfer of certain production activities to third-party international manufacturing partners, the expected timing of completion of the restructuring, the anticipated restructuring and related charges, the expected reduction in structural and overhead costs, capital expenditures, and cash utilization, and the expected improvement in gross margins and operational efficiency; the Company’s plans to utilize its existing emitter inventory and to focus its South Korea operations on R&D and tube production; the expected benefits of the Company’s cost reduction efforts and the composition and timing of restructuring-related charges; the Company’s reliance on and shift toward distribution collaborations and commercial partnerships with established medical imaging providers to scale the deployment of Nanox.ARC systems; expectations regarding the performance of the Company’s distribution partners and the timing and extent of system purchases under commercial agreements; the Company’s ability to secure and maintain its supply chain through third-party supply partners; the transition of the Company’s Chief Financial Officer and the appointment of a successor, and the expected continuity of financial operations and reporting during the transition period; the Company’s liquidity position, including its ability to fund operations and manage cash utilization in light of negative operating cash flows; and the potential impact of the Company’s equity issuances on existing shareholders. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of its recent acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC, including risks associated with transitioning to a more fully outsourced manufacturing model and reliance on third-party international manufacturing partners; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits, including the Company’s dependence on distribution partners to deploy and sell Nanox.ARC systems and the risk that such partners may not perform as expected; (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the evolving geopolitical situation in the Middle East, including the current war between Israel and Hamas and any worsening of the situation in Israel, and any resulting disruption to the Company’s operations, supply chain, or personnel; (xi) risks relating to macroeconomic factors, including tariff policy, inflation, interest rate levels and supply chain costs; (xii) potential litigation associated with our transactions, including any shareholder disputes or settlement obligations; (xiii) the Company’s ability to maintain expected growth and manage expenses; (xiv) risks related to the Company’s restructuring plan, including the possibility that actual restructuring charges may exceed current estimates, that the restructuring may not achieve the anticipated cost savings or operational efficiencies, or that the transition to outsourced manufacturing may result in delays, quality issues, or supply chain disruptions; (xv) the Company’s ability to manage leadership transitions, including the transition of its Chief Financial Officer, without material disruption to its operations or financial reporting; (xvi) risks related to the deployment pipeline, including construction timelines, site readiness, and the complex and multi-stage processes involved in introducing new medical technologies into clinical workflows; (xvii) the Company’s reliance on the fair value estimates underlying its contingent earnout liabilities and impairment assessments; and (xviii) the potential dilutive effect of equity issuances on existing shareholders.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release. The forward-looking statements are provided to give additional information about management’s expectations and beliefs and may not be appropriate for other purposes. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross loss, non-GAAP gross loss margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability, expenses related to an offering and legal fees, expenses in connection with the settlement with a shareholder and an Impairment of long-lived assets. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	December 31, 2025	December 31, 2024
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	49,151	39,304

Short-term deposits	10,459	15,500
Marketable securities	-	18,402
Accounts receivables net of allowance for credit losses of $367 and $112 as of December 31, 2025, and December 31,2024, respectively.	2,013	1,805
Inventories	3,070	1,493
Prepaid expenses	1,255	827
Other current assets	845	1,349
TOTAL CURRENT ASSETS	66,793	78,680

NON-CURRENT ASSETS:
Restricted deposit	361	337
Long-term deposits	-	10,000
Property and equipment, net	29,677	45,355
Goodwill	316	-
Operating lease right-of-use asset	3,518	3,843
Intangible assets	59,868	69,995
Other non-current assets	1,632	1,792
TOTAL NON-CURRENT ASSETS	95,372	131,322
TOTAL ASSETS	162,165	210,002

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Short-term loan	3,136	3,061
Accounts payable	2,886	2,209
Accrued expenses	4,224	3,968
Deferred revenue	534	140
Contingent short-term earnout liability	304	-
Current maturities of operating lease liabilities	950	745
Other current liabilities	4,854	3,849
TOTAL CURRENT LIABILITIES	16,888	13,972

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,765	3,640
Non-current deferred revenue	17	-
Contingent long-term earnout liability	173	-
Deferred tax liability	600	2,576
Other long-term liabilities	990	695
TOTAL NON-CURRENT LIABILITIES	5,545	6,911
TOTAL LIABILITIES	22,433	20,883

COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at December 31, 2025 and 2024, 69,590,228 and 63,762,001 issued and outstanding at December 31, 2025 and 2024, respectively	198	181
Additional paid-in capital	588,301	562,688
Accumulated other comprehensive loss	-	(1)
Accumulated deficit	(448,767)	(373,749)
TOTAL SHAREHOLDERS’ EQUITY	139,732	189,119
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	162,165	210,002

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Twelve Months Ended December 31,		Three Months Ended December 31,
	2025	2024	2025	2024
REVENUE	13,021	11,283	3,719	3,000

COST OF REVENUE	25,809	21,892	7,336	5,890

GROSS LOSS	(12,788)	(10,609)	(3,617)	(2,890)

OPERATING EXPENSES:
Research and development, net	19,236	20,182	4,838	5,401
Sales and marketing	5,665	3,410	1,999	889
General and administrative	21,587	22,455	6,046	5,786
Change in contingent earnout liability	7	-	7	-
Impairment of long-lived assets	17,528	-	17,528	-
Other expenses, net	1,423	90	1,383	9
TOTAL OPERATING EXPENSES	65,446	46,137	31,801	12,085
OPERATING LOSS	(78,234)	(56,746)	(35,418)	(14,975)
REALIZED INCOME (LOSS) FROM SALE OF MARKETABLE SECURITIES	-	2		-
FINANCIAL INCOME, net	1,424	2,870	351	820
OPERATING LOSS BEFORE INCOME TAXES	(76,810)	(53,874)	(35,067)	(14,155)

INCOME TAX BENEFIT	1,792	358	1,694	94
NET LOSS	(75,018)	(53,516)	(33,373)	(14,061)

BASIC AND DILUTED LOSS PER SHARE	(1.16)	(0.91)	(0.50)	(0.23)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	64,790	58,673	67,059	60,139

NET LOSS	(75,018)	(53,516)	(33,373)	(14,061)
Other comprehensive income (loss):
Reclassification of net losses (income) realized in income statement	-	(2)	-	-
Unrealized gain (loss) from marketable securities	1	306	-	(13)
Total other comprehensive income (loss):	1	304	-	(13)
Total comprehensive loss	(75,017)	(53,212)	(33,373)	(14,074)

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	loss	deficit	Total
	U.S. Dollars in thousands

BALANCE AT JANUARY 1, 2024	57,778,628	165	515,887	(305)	(320,233)	195,514

CHANGES DURING 2024:
Issuance of ordinary shares and warrants, net of issuance expenses **	5,046,990	14	37,820	-	-	37,834
Issuance of ordinary shares upon exercise of RSUs	190,000	*		-	-	-
Issuance of ordinary shares upon exercise of options	746,383	2	1,668	-	-	1,670

Share-based compensation	-	-	7,313	-	-	7,313
Unrealized gain from marketable securities, net	-	-	-	304	-	304
Net loss for the year	-	-	-	-	(53,516)	(53,516)
BALANCE AT DECEMBER 31, 2024	63,762,001	181	562,688	(1)	(373,749)	189,119

CHANGES DURING 2025:
Issuance of ordinary shares, net of issuance expenses **	5,624,989	17	21,188	-	-	21,205
Issuance of ordinary shares upon exercise of RSUs	12,985	-	-	-	-	-
Issuance of ordinary shares upon exercise of options	74,027	-	163	-	-	163
Issuance of ordinary shares under settlement agreement with former stockholders of MDW	116,226	*	-	-	-	-
Share-based compensation	-	-	4,262	-	-	4,262
Unrealized gain from marketable securities, net	-	-	-	1	-	1
Net loss for the year	-	-	-	-	(75,018)	(75,018)
BALANCE AT DECEMBER 31, 2025	69,590,228	198	588,301	-	(448,767)	139,732

*	Less than $1.

**	Issuance expenses totaled $970 in 2024 and $1,076 in 2025.

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT OCTOBER 1, 2025	65,382,892	185	571,918	-	(415,394)	156,709

Changes during the period:
Issuance of ordinary shares, net of issuance expenses **	4,204,086	13	15,497	-	-	15,510
Issuance of ordinary shares upon exercise of RSUs	3,250
Share-based compensation	-	-	886	-	-	886
Net loss for the period	-	-	-	-	(33,373)	(33,373)
BALANCE AT DECEMBER 31, 2025	69,590,228	198	588,301	-	(448,767)	139,732

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT OCTOBER 1, 2024	58,521,934	167	523,396	12	(359,688)	163,887

Changes during the period:
Issuance of ordinary shares, net of issuance expenses **	5,046,990	14	37,820	-	-	37,834
Issuance of ordinary shares upon exercise of RSUs	190,000	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	3,077	*	4	-	-	4
Share-based compensation	-	-	1,468	-	-	1,468
Unrealized loss from marketable securities	-	-	-	(13)	-	(13)
Net loss for the period	-	-	-	-	(14,061)	(14,061)
BALANCE AT DECEMBER 31, 2024	63,762,001	181	562,688	(1)	(373,749)	189,119

*	Less than $1.

**	Issuance expenses totaled $970 in 2024 and $930 in 2025.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2025	2024
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(75,018)	(53,516)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	4,190	7,261
Amortization of intangible assets	10,508	10,612
Impairment of long-lived assets	17,528	-
Change in contingent earnout liability	7	-
Depreciation	1,189	1,121
Deferred tax liability, net	(1,976)	(377)
Realized income from sale of marketable securities	-	(2)
Exchange rate differentials	153	(512)
Amortization of premium, discount and accrued interest on marketable securities	108	(260)
Interest of short-term deposits	(459)	-
Loss from disposal of property and equipment	207	202
Changes in operating assets and liabilities, net of effects of businesses acquired:
Change in inventories	(325)	(277)
Accounts receivable, net	107	(321)
Prepaid expenses and other current assets	409	190
Other non-current assets	29	218
Accounts payable	288	(1,316)
Accrued expenses and other liabilities	1,182	490
Operating lease assets and liabilities	655	209
Deferred revenue	130	(403)
Other long-term liabilities	295	83
Net cash used in operating activities	(40,793)	(36,598)

CASH FLOWS FROM INVESTING ACTIVITIES:
Release of restricted deposits	-	46
Cash paid for business combinations	(200)	-
Proceeds from maturity of marketable securities	18,295	41,187
Purchase of marketable securities	-	(33,017)
Investment in short-term deposits	-	(15,500)
Maturity of short-term deposits	15,500	-
Investment in long-term deposits	-	(10,000)
Investment in SAFE	(15)	-
Purchase of property and equipment	(4,207)	(2,767)
Net cash provided by (used in) investing activities	29,373	(20,051)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	21,205	37,834
Proceeds from issuance of ordinary shares upon exercise of options	163	1,670
Net cash provided by financing activities	21,368	39,504

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(101)	72
NET CHANGE IN CASH AND CASH EQUIVALENTS	9,847	(17,073)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	39,304	56,377
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	49,151	39,304

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS:
Cash paid for income taxes	184	53
Cash paid for interest	132	140

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Contingent earnout liability recognized in connection with a business combination	470	-
Non-cash purchase of property and equipment	74	223
Operating lease liabilities arising from obtaining operating right-of use assets	131	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross loss, non-GAAP gross loss margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability, expenses related to an offering and legal fees, expenses in connection with the settlement with a shareholder and an Impairment of long-lived assets. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to non-GAAP net loss attributable to ordinary shares and non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Twelve Months Ended		Three Months Ended
	December 31,		December 31,
	2025	2024	2025	2024

GAAP net loss attributable to ordinary shares	75,018	53,516	33,373	14,061
Non-GAAP adjustments:
Less: Litigation expenses	57	81	24	5
Less: Settlement with a shareholder	1,260	-	1,260	-
Less: Amortization of intangible assets	10,508	10,612	2,549	2,653
Less: Impairment of long-lived assets	17,528	-	17,528	-
Less: Offering expenses	-	420	-	-
Less: Change in the fair value of earn out liabilities’ obligation	7	-	7	-
Less: Share-based compensation	4,190	7,261	814	1,416
Non-GAAP net loss attributable to ordinary shares	41,468	35,142	11,191	9,987
BASIC AND DILUTED LOSS PER SHARE	0.64	0.60	0.17	0.17
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	64,790	58,673	67,059	60,139

Reconciliation of GAAP cost of revenue to non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	25,809	21,892	7,336	5,890
Non-GAAP adjustments:
Amortization of intangible assets	10,115	10,224	2,447	2,556
Share-based compensation	125	227	(18)	54
Non-GAAP cost of revenue	15,569	11,441	4,907	3,280

Reconciliation of GAAP gross loss to non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(12,788)	(10,609)	(3,617)	(2,890)
Non-GAAP adjustments:
Amortization of intangible assets	10,115	10,224	2,447	2,556
Share-based compensation	125	227	(18)	54
Non-GAAP gross loss	(2,548)	(158)	(1,188)	(280)

Reconciliation of GAAP gross loss margin to non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(98)%	(94)%	(97)%	(96)%
Non-GAAP adjustments:
Amortization of intangible assets	78%	91%	66%	85%
Share-based compensation	0%	2%	(1)%	2%
Non-GAAP gross loss margin	(20)%	(1)%	(32)%	(9)%

Reconciliation of GAAP research and development, expenses, net, to non-GAAP research and development expenses, net (U.S. dollars in thousands)

GAAP research and development expenses, net	19,236	20,182	4,838	5,401
Non-GAAP adjustments:
Share-based compensation	1,182	2,448	167	409
Non-GAAP research and development expenses, net	18,054	17,734	4,671	4,992

Reconciliation of GAAP sales and marketing expenses to non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	5,665	3,410	1,999	889
Non-GAAP adjustments:
Amortization of intangible assets	393	388	102	97
Share-based compensation	355	717	92	147

Non-GAAP sales and marketing expenses	4,917	2,305	1,805	647

Reconciliation of GAAP general and administrative expenses to non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	21,587	22,455	6,046	5,786
Non-GAAP adjustments:
Litigation expenses	57	81	24	5
Offering expenses	-	420	-	-
Share-based compensation	2,528	3,869	573	808

Non-GAAP general and administrative expenses	19,002	18,085	5,449	4,973

Reconciliation of GAAP other expenses (income) to non-GAAP other expenses (U.S. dollars in thousands)

GAAP other expenses	1,423	90	1,383	9
Non-GAAP adjustments:
Change in accrual in connection with the estimated settlement with a shareholder	1,260	-	1,260	-
Non-GAAP other expenses	163	90	123	9